ATVROCKN

A Nevada Corporation

_________________________________________________________________________________

1813 Winners Cup Dr., Las Vegas, NV 89117 Telephone: (702) 334-4008

May 18, 2012

VIA EDGAR TRANSMISSION AND EMAIL

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attn: Mr. Donald E. Field

Facsimile: 703-813-6967

Re: ATVROCKN

Amendment No. 6 to Registration Statement on Form S-1

Filed April 26, 2012

File No. 333-176909

Dear Mr. Field:

On behalf of ATVROCKN (the “Company”), the undersigned hereby submits a response to comments raised by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) in its letter of comments dated May 10, 2012 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally filed on September 19, 2011 and subsequently amended.

In response to the Comment Letter, we are filing with the Commission today, Amendment No. 7 to the Registration Statement (the “Amendment”). We are sending you a marked copy for your review.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. Set forth below is the Company’s responses to the Staff’s comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

·         Describe how and when a company may lose emerging growth company status;

·         Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

·         State your election under Section 107(b) of the JOBS Act:

o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.

Response: We have disclosed on our prospectus cover page that we are an “emerging growth company” and we revised our prospectus to address the points raised in your comment. We stated in the document that we elect to use the extended transition period. We included added disclosure in: 1) the Prospectus Summary, The Company, entitled “Implications of Being an ‘Emerging Growth Company’”; 2) new risk factors No. 21 and 22; and 3) under MD&A, we added two sections entitled “Recent Accounting Pronouncements” and the “JOBS Act.”

Prospectus Summary, page 3

Our Company, page 3

2. Please refer to the third paragraph. Please reconcile your unaudited operating loss of $33,984 disclosed in the first sentence with your unaudited financial statements which details an unaudited operating loss of $38,287 for the referenced period. Please also revise the prospectus throughout as applicable.

Response: We have reconciled our unaudited operating loss of $38,287 under “Our Company.”

3. We note your response to our prior comments 2. Please confirm to us that the cost of goods sold of $2,966 associated with the revenue of $5,465 for the nine months ended February 29, 2012 includes all appropriate costs to produce and that the gross profit of $2,499 is accurate. Additionally, please discuss in MD&A whether the profit margin percentage of 45.7% realized on the revenue for the nine months ended February 29, 2012 is the margin you expect for sales of your product going forward.

Response: We respectfully note the Staff’s comment. We crunched these numbers repeatedly, and this confirms the cost of goods sold were $2,966 associated with revenues of $5,465. We also added discussion, in the first paragraph of “Results of Operations: in the MD&A about our profit margins.

4. We note the reference to the one time pay off fee of $5,000 here and on pages 7 and 36. Based on information elsewhere in your filing, the exhibits thereto and your responses, it appears that the fee exists only if the related funds are not paid back. If the preceding is true, please remove this reference, or clarify it and advise us.

Response: We have removed the one-time pay off fee references, where indicated.

5. We note your response to our prior comment 4 and reissue. We note your disclosure in the sixth paragraph that based on your current burn rate and cash reserves you will run out of funds in June 2012. Please revise the fourth paragraph to disclose your current cash balance as of the most recent practicable date. In this regard, we note that you provided this information as of February 29, 2012 and not as of the most recent practicable date. Please also revise the Liquidity and Capital Resources section on page 35 accordingly.

Response: We revised the fourth paragraph and Liquidity and Capital Resources sections to provide the amount of cash on hand as of the most recent practicable date.

Selected Financial Data, page 5

6. We note your reference to the period ended November 30, 2011 here and in the first paragraph on page 35 under Liquidity and Capital Resources when the latest period presented is February 29, 2012. Please revise your filing accordingly.

Response: We revised the document to reflect our latest period of February 29, 2012.

Management's Discussion and Analysis or Plan of Operation, page 32 Business Plan Timeline, page 34

7. We note your disclosure that you anticipate being able to expand your product line and to have received the necessary funding for such expansion by June 2012. However, we note that you will require additional funding and that you expect this offering to close on July 31, 2012. Please confirm that June 2012 is the correct milestone date or revise as applicable.

Response: We revised the milestone date to July 31, 2012.

Financial Statements

Year Ended May 31, 2011

Notes to Financial Statements

Note 4- Stockholders' Equity and Contributed Capital. page F-8a

8. From disclosures here, in the associated certificate of designation and elsewhere in your filing and from your responses in regard to the terms and conditions of the Series B preferred stock, we understand that the series is not subject to dividends but is subject to interest, and that it is mandatorily redeemable on May 23, 2013. The sale and issuance of this preferred stock has been evidenced in the form of a "promissory note," which gives the appearance that a loan was made in addition to a sale and issuance of the preferred stock. However, it appears that only a sale and issuance of the preferred stock occurred. Please advise if our understanding is correct.

Response: We respectfully note the Staff’s comment. To the first part of your comment, if the loan has not been paid in full by May 23, 2013, the shares are not mandatorily redeemable. This is best explained in our response to comment No. 9 below. To the second part of your comment, the loan was made in addition to the sale and issuance of the preferred stock.

9. If our understanding is correct, it does not appear that the notes to the annual and interim financial statements included in the filing in regard to "secured note payable" are appropriate. If our understanding is correct, all amounts associated with the Series B preferred stock should be recorded as a liability in your financial statements pursuant to Accounting Standards Codification 480-10. In this regard, it appears that you should reclassify amounts presented in shareholders' equity for the Series B preferred stock and incorporate into the existing liability line item "secured note payable, net" because this liability appears to be solely attributed to the preferred stock, and that the reported amount of the liability should be equal to the $25,000 proceeds received. In so doing, it appears that this liability line item should be revised to be described as "Series B mandatorily redeemable preferred stock" and not on a net basis. Also, the portion of the shareholders' equity note within the notes to the financial statements for the Series

B preferred stock should state the mandatory redemption date for the series of May 23, 2013. Please conform all disclosures and presentations of the Series B preferred stock throughout your filing accordingly as appropriate. If our understanding is not correct, please advise and explain why your current reporting of the Series B preferred stock is appropriate.

Response: There is high likelihood that the Series B Preferred shares will live beyond the language of the Note; and, therefore should not be classified in the financials as an existing liability.

The rationale for this statement, is based on the fact, that at this time, the Company does not have sufficient cash on hand to pay-off the Promissory Note, and there is a strong possibility that the note will not be paid off by its maturity date. This would result in the Series B Preferred shares not being returned to the Company, and remain on the books. Since this possibility exists, that if upon default and then settlement we do not get back the Series B shares, then it is reported correctly.

Therefore, in reporting this information in the financials, we took a conservative approach, in order that investors would know there are two classes of stock in front of them in case of liquidation.

We added this disclosure to the document in the last part of the fourth paragraph under “Liquidity and Capital Resources,” on page 45.

The Company acknowledges that:

·         it is responsible for the adequacy and accuracy of the disclosures in the filing;

·         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·         it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Thomas C. Cook, Esq. at (702) 221-1925.

ATVROCKN
By: /s/ J. Chad Guidry
J. Chad Guidry Principal Executive Officer

cc: Thomas C. Cook, Esq.